VIA EDGAR

March 30, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Deanna Virginio

Re:	Bon Natural Life Limited Amendment No. 1 to Registration Statement on Form F-1 Filed January 7, 2021 File No. 333-251182

Dear Ms. Virginio:

We write on behalf of Bon Natural Life Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated January 21, 2021, commenting on the Company’s Amended Registration Statement on Form F-1 filed January 7, 2021 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Registration Statement on Form F-1 filed January 7, 2021

Compensation, page 96

1.	Please update your compensation disclosure to reflect compensation paid during the fiscal year ended September 30, 2020. Refer to Item 6.B. of Form 20-F.

Response: In response to this comment, the Registration Statement has been amended where indicated to reflect compensation paid during the fiscal year ended September 30, 2021.

2.	Please update the financial statements included in the filing, in accordance with Item 8 of Form 20-F.

Response: In response to this comment, the Registration Statement has been amended to include the Company’s audited financial statements for the year ended September 30, 2021. Corresponding updates to the Company’s other disclosures, reflecting updated financial information, have been made throughout the Registration Statement,

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.